Filed Pursuant to Rule 433
Registration No. 333-248661
February 9, 2021

Gold Standard Ventures Corp.
Treasury Offering of Common Shares
February 9, 2021

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, excluding Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions

Issuer:	Gold Standard Ventures Corp. (the “Company”).

Offering:	Treasury offering of 34,100,000 common shares (“Common Shares”)

Offering Price:	C$0.88 per Common Share

Issue Amount:	C$30,008,000

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:	The net proceeds from the Offering will be used for development, permitting, and exploration activities at South Railroad Project and for general corporate purposes.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in each of the provinces and territories of Canada, excluding Quebec and pursuant to the multijurisdictional disclosure system in the United States.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE American Exchange (the “NYSE”). The existing common shares are listed on TSX and NYSE under the symbol “GSV”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Sole Bookrunner:	BMO Capital Markets

Commission:	5.25%

Closing:	February 17, 2021

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the

Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you may request it from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (905-791-3151 Ext 431; torbramwarehouse@datagroup.ca) or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (800-414-3627; bmoprospectus@bmo.com).

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in the final base shelf prospectus (together with any prospectus supplement) and in the documents incorporated by reference in the final base shelf prospectus and any prospectus supplement and consider such risks in connection with an investment in such securities. See “Risk Factors” in the final base shelf prospectus. Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus. Prospective investors should read the tax discussion contained in the applicable prospectus supplement with respect to the offering described herein.